

Mail Stop 4631

August 28, 2009

via U.S. mail and facsimile

Chris Metcalf, Chief Executive Officer
ESP Resources, Inc.
1255 Lions Club Road
Scott, Louisiana 70583

> **RE: ESP Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-52506**

Dear Mr. Metcalf:

We have reviewed your response letter dated August 21, 2009, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. In connection with responding to our comments, please provide, in writing, a statement from an officer of the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Metcalf
ESP Resources, Inc.
August 28, 2009
Page 2

Application of Critical Accounting Policies, page 26

Oil and Gas Properties, page 26

2. We note the disclosures you intend to include in future filings in response to comment
2 in our letter dated July 28, 2009. Please substantially revise the disclosures to
provide investors with a better understanding as to the specific factors and
considerations you evaluated in assessing the estimated fair value of each of your oil
and gas properties or property groups (i.e., the Block 83 and 84 Project). For
example, your disclosures should address the material events that have occurred
subsequent to the acquisition of the Block 83 and 84 Project interest in March 2008,
such as the well-head blowout that occurred on November 12, 2008, the declines in
the prices of gas, uncertainty regarding whether the managing venture has the ability
to fund the development of the other two wells on the property, along with any other
material facts and events that should be considered. Refer to Section 501.14 of the
Financial Reporting Codification regarding the disclosures that should be provided so
that investors have a complete understanding as to how the critical estimates
impacting your consolidated financial statements are determined. Please also refer to
Section 216 of the Financial Reporting Codification, which states that "registrants
have an obligation to forewarn public investors of the deteriorating conditions which,
unless reversed, may result in a subsequent write-off. This includes an obligation to
provide information regarding the magnitude of exposure to loss." Please provide us
with the disclosures you intend to include in future filings.

Note 1 – Basis of Presentation, Nature of Operations and Significant Accounting Policies,
page 36

Reverse Merger, page 36

3. We note your response to comment 3 in our letter dated July 28, 2009. Specifically,
we note your position that Pantera is not a business; therefore, the reverse merger was
the acquisition of assets and a recapitalization. It is unclear to us how you arrived at
this conclusion, as you note that Pantera does not meet the definition of a shell
company. In terms of the guidance for assessing whether there is an acquisition of a
business or assets, EITF 98-3 and Rule 11-01(d) of Regulation S-X is applicable
when a component of a business is exchanged or acquired. In this case, Pantera was a
legal entity (i.e., a Nevada corporation) and was acquired in its entirety. Therefore,
we continue to believe that the acquisition of Pantera by ESP Resources through the
reverse merger is to be reflected in the consolidated financial statements in
accordance with the guidance in SFAS 141 for the acquisition of a business.

4. Regarding the determination of the purchase price of Pantera in accordance with
SFAS 141 and the guidance in EITF 99-12, we continue to believe that the trading

price of Pantera's shares of common stock a few days before and a few days after the announcement of the material terms of the transaction on December 11, 2008 should be considered in determining the purchase price. We note that the per share trading price ranged from $0.60 - $1 during those day for an average price of $0.76 per share. Once you determine the purchase price, please then allocate the purchase price to the assets acquired, including intangible assets, and the liabilities assumed in accordance with paragraphs 35-43 and A14-A28 of SFAS 141. Intangible assets recognized through purchase accounting should then be accounted for in accordance with SFAS 142. Please provide us with the purchase price based on the guidance in SFAS 141 and EITF 99-12 along with how you determined the amount. Please also provide us with the purchase price allocation in accordance with SFAS 141, including a detailed quantitative and qualitative description as to how you estimated the fair values of the assets and liabilities recognized.

5. We note your response to comments 5 and 9 in our letter dated July 28, 2009. Specifically, we note your position that the carrying value of the oil and gas properties acquired by Pantera as of December 30, 2008 represented their fair values as of December 30, 2008, as Pantera acquired both properties within one year of the reverse merger. However, you provide no further explanation as to how you considered the material events that occurred since acquisition and why those events did not result in a decline in value from the acquisition price. For the Block 83 and 84 joint venture property, we note that (a) the well-head blowout occurred during November 2008, (b) there is uncertainty as to whether insurance proceeds to cover the costs to repair the well will be received, (c) whether the insurance proceeds, if received, will be sufficient to repair the well and whether additional funds, if necessary, can be raised, (d) the other two wells on the property remain undeveloped with uncertainty as to whether there are sufficient funds to develop the wells, and (e) the price of natural gas has declined. Please provide us with your detailed analysis as to how you considered each of these factors and other relevant factors in determining that the carrying value of the Block 83 and 84 joint venture investment represented fair value as of December 30, 2008, March 31, 2009 and June 30, 2009.

Note 9 – Acquisition, page 46

6. We note your response to comment 11 in our letter dated July 28, 2009. Specifically, we note that you acknowledge ESP Petrochemicals, Inc. should have been presented as your predecessor. We further note your statement that the activities of ESP Petrochemicals, Inc. were immaterial prior to the acquisition on June 15, 2007. Based on the pro forma financial information you have included in the footnote disclosure, it is unclear how you arrived at this conclusion. In this regard, we note that the pro forma revenues for fiscal year 2007 are $1,259,272 as compared to the $697,122 you reported in your fiscal year 2007 historical financial statements for an

80.6% difference. We further note that the difference in revenues significantly affects the trend in revenues for fiscal year 2008 as compared to fiscal year 2007 (i.e., a 57.1% increase in revenues rather than a 183.7% increase in revenues). We further note that your gross profit margin would have been 29.2% for fiscal year 2007 rather than the 7.5% gross profit margin reported in the fiscal year 2007 historical financial statements. This difference in gross profit margin also appears to significantly impact the trend in gross profit margin when comparing to fiscal year 2008. As such, please provide us with a detailed analysis of how you determined the presentation of ESP Petrochemicals, Inc. as your predecessor is immaterial. Refer to SAB Topic 1:M for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (Draft)

Explanatory Note

7. Please revise the second paragraph to clarify that you are including all of the items of the first quarter of fiscal year 2009 Form 10-Q rather than "only those sections of the original Form 10-K that have been changed as a result of the restatement". Refer to Rules 12b-15 and 13a-14 of the 1934 Exchange Act for guidance.

Item 4T. Controls and Procedures

8. As previously requested in comment 12 in our letter dated July 28, 2009, please revise your draft disclosure to state the principal executive and principal financial officers' conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009 rather than your financial reporting controls and procedures. Refer to Item 307 of Regulation S-K for guidance.

9. As previously requested in comment 12 in our letter dated July 28, 2009, please revise your draft disclosure to state the control deficiencies identified (i.e., what weakness in your control environment caused the issues related to the recording and valuing of equity transactions related to the reverse acquisition). Please also disclose whether this control deficiency is considered a pervasive control that could impact other areas of your financial statements.

10. As previously requested in comment 12 in our letter dated July 28, 2009, please revise your draft disclosure to fully describe the issue related to recording and valuing equity transactions related to the reverse acquisition that was caused by the identified material weakness. Please also explain how management corrected the issue (e.g., an adjustment to the financial statements). Please also tell us how a control deficiency that resulted in an issue with the recording and valuing of equity transactions related to the reverse acquisition, which occurred on December 30, 2008, was not also

present as of December 31, 2008. In this regard, we note that your principal executive and principal financial officers' concluded that your disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2008.

11. Please revise your draft disclosures to explain how management has subsequently or intends to correct the material weakness. Please note that once you have remediated the material weakness, disclosure should be made of the change to your internal control over financial reporting in accordance with Item 308T(b) of Regulation S-K.

12. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Exhibits 31.1 and 31.2

13. Please ensure the first paragraph of the certification refers to the amended filing. Please also ensure the date of the certification corresponds to the date the amendment is filed.

Exhibits 32.1 and 32.2

14. Please ensure the description of the report refers to the amended filing. Please also ensure the date of the certification corresponds to the date the amendment is filed.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 4 – Accounts Receivable and Allowance for Doubtful Accounts

15. Given the impact to your liquidity either in terms of the accounts receivable outstanding or the cash payment portion of the acquisition, please disclose in future filings the time table for completion of the acquisition. Please also disclose how you intend to fund the cash portion of this acquisition, as your current available sources do not appear to be sufficient. Please provide us with the disclosures you intend to include in future filings.

16. We note your statement that you believe the accounts receivable from Turf Chemistry, Inc. is fully collectible. Please tell us with a view toward future disclosure how you arrived at this conclusion. In this regard, it appears as though the accounts receivable balance has been building since the beginning of fiscal year 2008, at a minimum. Further, the non-binding letter of intent was not signed until February 2009. As such, it would appear as though Turf Chemistry, Inc. has not been able to make the payments prior to the consideration for acquisition.

Note 5 – Notes receivable

17. We note your response to comments 7 and 8 in our letter dated July 28, 2009, in addition to the disclosures you included in the second quarter of fiscal year 2009 Form 10-Q. We further note that the face value of the notes receivable is $680,371 and that you have recognized a valuation allowance totaling $536,000 for a net amount recognized of $144,371. As Aurora and Boreal have defaulted on a $120,000 loan to their director, which you guaranteed, please include disclosure either here or within MD&A as to how you are assessing the notes receivable for impairment and how you determined that the remaining $144,371 recognized on your consolidated balance sheet is collectible. Refer to the guidance in paragraphs 8-16 of SFAS 114. Please provide us with the disclosures you intend to include in future filings.

18. In future filings, please disclose the date the notes receivable are due.

Note 9 – Guarantee liability

19. We note that you recognized a receivable of $48,000 as an offset to the guarantee liability that you recognized for the $120,000 Aurora and Boreal owes to one of their directors for which you guaranteed the payment. We further note that you decreased this receivable to $24,000 as of June 30, 2009. Please tell us the authoritative literature that supports the recognition of this receivable and how you determined the amounts are considered collectible, even though Aurora and Boreal defaulted on the payment of the loan to the director on June 1, 2009.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

20. We note your response to comment 1 in our letter dated July 28, 2009, including the disclosures you provided in the footnotes to your second quarter of fiscal year 2009 financial statements. While you have provided investors with an explanation for approximately 44% of your outstanding accounts receivable balance within Note 4,

we note that as of June 30, 2009, approximately $31,600 of your accounts receivable balance is past due by 61 or more days. As this amount could negatively impact total stockholders' equity by as much as 14%, we continue to believe you should provide investors with a discussion and analysis of accounts receivable as of the most recent period regarding its collectability and for the increase in the aging. Please confirm to us that you will provide a discussion and analysis within MD&A as to how you determined accounts receivable are collectible.

Item 4T. Controls and Procedures

21. Please amend your second quarter of fiscal year 2009 Form 10-Q to disclose the principal executive and principal financial officers' conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2009, rather than "financial reporting controls and procedures". Refer to Item 307 of Regulation S-K for guidance. Please also refer to the comments issued under the first quarter of fiscal year 2009 Form 10-Q regarding the Item 4T. Controls and Procedures disclosures. Please consider providing us with a draft of the amendment you intend to file on EDGAR prior to such filing.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief